[PRIORITY INCOME FUND, INC. LETTERHEAD]

February 18, 2021

Via EDGAR

Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

Re: Priority Income Fund, Inc. Registration Statement on Form N-2
(File No. 333-252705)

Dear Ms. Larkin:

Please accept this letter as an amendment to the Registration Statement on Form N-2 (File No. 333-252705) filed with the Securities and Exchange Commission on February 4, 2021, to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

"The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine."

In addition, the section on the facing page referring to Section 8(c) of the Act should be deleted.

Please contact the undersigned at the below number or email address if you have any questions.

Sincerely,

/s/ Russell Wininger
Russell Wininger
(646) 536-3992
rwininger@prospectcap.com